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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 1)<F1>


                Universal Standard Medical Laboratories, Inc.

                               (Name of Issuer)

                     Common Stock, no par value per share

                        (Title of Class of Securities)

                                  913839106

                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

<F1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 pages

CUSIP No. ____________              13G                 Page 2 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WestSphere Capital Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /_/
                                                                   (b) /_/
3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


   NUMBER OF              5   SOLE VOTING POWER
    SHARES
 BENEFICIALLY
 OWNED BY EACH            6   SHARED VOTING POWER
   REPORTING
  PERSON WITH

                          7   SOLE DISPOSITIVE POWER



                          8   SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12   TYPE OF REPORTING PERSON*
          CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. ____________              13G                 Page 3 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WestSphere Capital Associates, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /_/
                                                                   (b) /_/
3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


   NUMBER OF              5   SOLE VOTING POWER
    SHARES
 BENEFICIALLY
 OWNED BY EACH            6   SHARED VOTING POWER
   REPORTING
  PERSON WITH

                          7   SOLE DISPOSITIVE POWER



                          8   SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12   TYPE OF REPORTING PERSON*
          PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. ____________              13G                 Page 4 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Eduardo Bohorquez

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /_/
                                                                   (b) /_/
3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


   NUMBER OF              5   SOLE VOTING POWER
    SHARES
 BENEFICIALLY
 OWNED BY EACH            6   SHARED VOTING POWER
   REPORTING
  PERSON WITH

                          7   SOLE DISPOSITIVE POWER



                          8   SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12   TYPE OF REPORTING PERSON*
          IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. ____________              13G                 Page 5 of 9 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Joseph J. Vadapalas

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /_/
                                                                   (b) /_/
3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


   NUMBER OF              5   SOLE VOTING POWER
    SHARES
 BENEFICIALLY
 OWNED BY EACH            6   SHARED VOTING POWER
   REPORTING
  PERSON WITH

                          7   SOLE DISPOSITIVE POWER



                          8   SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


12   TYPE OF REPORTING PERSON*
          IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 6 of 9 pages



Item 1(a)           Name of Issuer:

                    Universal Standard Medical Laboratories, Inc.


Item 1(b)           Address of Issuer's Principal Executive Offices:

                    26500 Northwestern Hwy., Suite 400
                    Southfield, Michigan  48076


Item 2(a)           Name of Person Filing:

                    WestSphere Capital Inc. ("WCI")
                    WestSphere Capital Associates, L.P. ("WCA")
                    Eduardo Bohorquez
                    Joseph J. Vadapalas


Item 2(b)           Address of Principal Business Office or, if none,
                    Residence:

                    c/o WestSphere Capital Associates, L.P.
                    55 East 59th Street, 13th floor
                    New York, New York 10022


Item 2(c)           Citizenship:

                    WCI is a corporation organized under the laws of Delaware. WCA is a limited partnership organized under the laws of Delaware. Messrs. Bohorquez and Vadapalas are
                    United States citizens.


Item 2(d)           Title of Class of Securities:

                    Common Stock, no par value per share (the "Shares")


Item 2(e)           CUSIP Number:

                    913839106


Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

                                                            Page 7 of 9 pages



Item 4              Ownership:

                    (a)   Amount Beneficially Owned: 2,178,223

                    (b)   Percent of Class:  33.334%

                    (c)   Number of shares as to which such person has:

                          (i)  sole power to vote or to direct the vote:  None.

                         (ii)  Shared power to vote or the direct the vote:
                                         Shares.

                        (iii) Sole power to dispose or to direct the disposition of: None.

                         (iv)  Shared power to dispose or to direct the
                               disposition of:                 Shares.

                    Portfolio Investment Company Limited ("PICL") directly owns 2,178,223 Shares. PICL has entered into a Management Agreement dated September 19, 1996 (The "Management Agreement") with WCA. Pursuant to the Management Agreement WCA acts as an investment manager for PICL whereby WCA has the power to dispose or to direct the disposition of the Shares owned by PICL. In addition, CLF, L.P. and CLF, Ltd., which in the aggregate hold 219,175 Shares, have granted irrevocable proxies to WCA, pursuant to which WCA has the power to vote the Shares, and has entered into a Management Agreement with WCA, pursuant to which WCA acts as manager and administrator with respect to their general governance, administration and operations, including the acquisition, custody and disposition of the Shares. Therefore, WCA may be deemed to be the beneficial owner of the Shares directly owned by these entities. WCI is the general partner of WCA, and therefore may be deemed to be the beneficial owner of the Shares directly owned by these entities. WCA and WCI disclaim this beneficial ownership.

                    Messrs. Bohorquez and Vadapalas are principals of WCA and directors of WCI and therefore may be deemed to be beneficial owners of the Shares directly owned by these entities. Messrs. Bohorquez and Vadapalas disclaim beneficial ownership of these Shares, except to the extent of their pecuniary ownership.


Item 5              Ownership of Five Percent or Less of a Class:

                    Not applicable.

                                                            Page 8 of 9 pages



Item 6              Ownership of More Than Five Percent on Behalf of Another
                    Person

                    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not applicable.


Item 8              Identification and Classification of Members of the Group:

                    Not applicable.


Item 9              Notice of Dissolution of Group:

                    Not applicable.


Item 10             Certification:

                    Not applicable.

                                                           Page 9 of 9 pages



                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 13, 1997


WESTSPHERE CAPITAL INC


By:
       ______________________________
       Name:  Joseph J. Vadapalas
       Title: Attorney-in-fact

WESTPHERE CAPITAL ASSOCIATES, L.P.


By:
       _______________________________
       Name:  Joseph J. Vadapalas
       Title: Attorney-in-fact


JOSEPH VADAPALAS


       ________________________________


EDUARDO BOHORQUEZ


       ________________________________